CHOATE, HALL & STEWART LLP

Two International Place

Boston, MA 02110

T (617) 248-5000 F (617) 248-4000

Barbara M. Johnson

(617) 248-5090

bjohnson@choate.com

August 14, 2006

By Facsimile and Electronic Submission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E. Mail Stop 4561

Washington, D.C. 20549

Attention:	Kathleen Collins

Accounting Branch Chief

Re: Open Text Corporation Comment Letter Dated June 27, 2006

Dear Ms. Collins:

On behalf of our client Open Text Corporation (the “Company”), we would like to request an extension to respond to the Securities and Exchange Commission staff’s letter dated June 27, 2006 to Mr. Alan Hoverd, the Company’s former Chief Financial Officer. The Company is currently in the process of preparing and auditing their year-end financial statements. Additionally, one of the requests in the Securities and Exchange Commission staff letter asked the Company to provide a schedule which needs to correspond to amounts that the Company will report in its Annual Report on Form 10-K for the year ended June 30, 2006. In view of this, the Company anticipates that it will file a response to the letter no later than August 28, 2006.

Sincerely,

/s/ Barbara M. Johnson

Barbara M. Johnson

cc:	Megan Akst, Staff Accountant, Securities and Exchange Commission

John Shackleton, Chief Executive Officer

Paul McFeeters, Chief Financial Officer

John Trent, Vice President, General Counsel and Secretary

James Clarke, Legal Counsel and Assistant Secretary